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                               CUSTODIAN AGREEMENT

            THIS CUSTODIAN AGREEMENT (the "Agreement") is made as of August 31, 1999, by and between Special Situations Fund III, L.P., a Delaware limited partnership (the "Fund"), and Banc of America Securities LLC, a Delaware Limited Liability Corporation (the "Custodian").

            WHEREAS, the Fund is a non-diversified, management investment company and a closed-end interval fund registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

            WHEREAS, the Fund desired to retain the Custodian to serve as custodian of the Fund's assets in compliance with the requirements of the 1940 Act, and the Custodian is willing to so serve as custodian, on the terms and conditions set forth herein.

            NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

            1. Employment of Custodian and Property to be Held by It. (a) The Fund hereby employs the Custodian as the custodian of all monies and securities received or owned by the Fund, including securities to be held in places within the United States ("Domestic Securities") and foreign securities, as defined in Rule 17f-5 (c) (1) promulgated under the 1940 Act, to be held outside the United States ("Foreign Securities").

            (b) The Fund will deliver to the Custodian all securities and monies received or owned by the Fund at any time. The Custodian shall not be responsible for such securities or monies until it shall actually receive them.

            2. Duties of the Custodian with Respect to Assets Held in the United States.
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            2.1. Holding Assets. (a) Except for Domestic Securities deposited and maintained in a Securities System pursuant to paragraph (b) of this Section 2.1, the Custodian shall hold all Domestic Securities physically segregated at all times from those of any other person or persons and shall mark such Securities in such manner as to clearly identify them as the property of the Fund.

            (b) The Custodian may deposit and maintain Domestic Securities in a clearing agency registered with the Securities and Exchange Commission under
Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"), which acts as a securities depository, or in the book-entry system authorized by the U.S. Department of the Treasury and the Board of Governors (the "Federal Reserve Board") of the Federal Reserve System (collectively, the "Securities System") in accordance with applicable rules and regulations of the Federal Reserve Board and the Securities and Exchange Commission. The Domestic Securities will be represented in an account of the Custodian ("Account") in the Securities System, which shall include only those assets which the Custodian shall hold in its capacity as a fiduciary or otherwise for customers, and the Domestic Securities shall be identified by book-entry in the records of the Custodian as belonging to the Fund. The Fund will provide to the Custodian, as required by Rule 17f-4
(d) (5) promulgated under the 1940 Act, (i) prior to the deposit of Domestic Securities in the Securities System, Proper Instructions (as defined in Article 4 hereof) that the Individual General Partners of the Fund (as defined in the Fund's Agreement of Limited Partnership dated as of October 21, 1993 (the "Partnership Agreement)) have approved the initial use of a particular Securities System, and (ii) annually, a certificate of an Individual General Partner that the Individual General Partners have reviewed the use of the Fund of such Securities System.

            (c) The Custodian shall upon receipt of Proper Instructions establish and maintain a segregated account or accounts for and on behalf of the Fund, into which account


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or accounts may be transferred cash or Domestic Securities, including Domestic
Securities maintained by the Custodian in an Account with the Securities System
(i) in accordance with the provisions of any agreement between the Fund, the Custodian, any other broker-dealer registered in the Exchange Act and a member of the National Association of Securities Dealers, Inc. ("NASD") or any futures commission merchant registered under the Commodity Exchange Act, relating to compliance with the rules of The Options Clearing Corporation, any registered national securities exchange, the Commodity Futures Trading Commission, any registered contract market ("Contract Market"), or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Fund, (ii) for purposes of segregating cash or government securities in connection with options purchased, sold or written by the Fund or commodity futures contracts or options thereon or forward currency contracts purchased or sold by the Fund, (iii) for the purposes of compliance by the Fund with the procedures required by Investment Company Act Release No. 10666, or any subsequent release or releases of the Securities and Exchange Commission relating to the maintenance of segregated accounts by registered investment companies, and (iv) for other proper business purposes, but only, in the case of this clause (iv), upon receipt of Proper Instructions and a certified copy of a resolution or consent of the Individual General Partners signed by an Individual General Partner setting forth the purpose or purposes of such segregated account and declaring such purposes to be proper business purposes.

            (d) The Custodian shall open and maintain a separate bank account or account in the United States in the name of the Fund, subject only to draft or order by the Custodian acting pursuant to the terms of this Agreement, and shall hold in such account or accounts, subject to the provisions hereof, all monies received by it from or for the account of the Fund. Monies held by the Custodian for the Fund may be deposited by it to


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its credit as Custodian in such banks or trust companies as it may in its discretion deem necessary or desirable; provided, however, that every such bank or trust company shall be qualified to act as a custodian under the 1940 Act and that each such bank or trust company and the funds to be deposited with each such bank or trust company shall be approved by the Individual General Partners. Such monies shall be deposited by the Custodian in its capacity as such and shall be withdrawable by the Custodian only in such capacity. The Custodian shall, upon receipt of Proper Instructions, invest monies received in and other instruments as may be set forth in such Proper Instructions.

            2.2. Delivery of Securities. The Custodian shall release and deliver Domestic Securities held by the Custodian or in a Securities System upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, only in the following cases:

            (i) upon the sale of such Securities for the account of the Fund and
      (A) upon the receipt of payment registered form, in "street name" or in other good delivery form therefor; (B) in the case of a sale effected through a Securities System, upon (a) receipt of advice from the Securities System that payment for such Securities has been transferred to the Account and (b) the making of an entry on the records of the Custodian to reflect such transfer and payment; or (C) to a broker or its clearing agent, against receipt therefor, for examination in accordance with "street delivery" custom;

            (ii) upon the receipt of payment in connection with any repurchase agreement related to such Securities entered into by the Fund;

            (iii) to a depository agent or other person in connection with the reorganization, refinancing, merger, consolidation, recapitalization or sale of assets of an issuer or the tender or other similar offers for such Securities, and the


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      Custodian shall obtain and hold under the terms of this Agreement such certificates of deposit, interim receipts or other instruments or documents as may be issued to it to evidence such delivery.

            (iv) to the issuer thereof, or its agent, when such Securities are called, redeemed, retired or otherwise become payable; provided, however, that, in any such case, the cash or other consideration is to be delivered to the Custodian;

            (v) to the issuer thereof, or its agent, for transfer into the name of the Fund or into the name of any nominee or nominee name of any sub-custodian or agent appointed pursuant to Section 2.8 hereof, or for exchange for a different number of bonds, certificates or other evidence representing the same aggregate face amount or number of such Securities; provided, however, that, in any such case, the new securities are to be delivered to the Custodian;

            (vi) in exchange for other securities issued or cash paid in connection with the merger, consolidation, recapitalization, reorganization, refinancing or liquidation of the issuer of such Securities, or the exercise of any conversion privilege or pursuant to any deposit agreement;

            (vii) in the case of warrants, rights or similar securities, upon the surrender thereof in the exercise of such warrants, rights or similar securities or, in the case of interim receipts or temporary securities, the surrender thereof for definitive securities; provided, however, that, in any such case, the new securities and cash, if any, are to be delivered to the Custodian;

            (viii) in connection with any loans of securities made by the Fund, but only against receipt of adequate collateral as agreed upon from time to time by the Custodian and the Fund, which may be in the form of cash or obligations, issued by the United States government, its agencies or instrumentalities;


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            (ix) as security in connection with any borrowings by the Fund requiring a pledge of assets by the Fund, but only against receipt of amounts borrowed;

            (x) in accordance with the provisions of any agreement among the Fund, the Custodian and/or any other broker/dealer registered under the Exchange Act and a member of the NASD, relating to compliance with the rules of The Options Clearing Corporation, of any registered national securities exchange, or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Fund;

            (xi) in accordance with the provisions of any agreement among the Fund, the Custodian and a futures commission merchant registered under the Commodity Exchange Act, relating to compliance with the rules of the Commodity Futures Trading Commission, an Contract Market, or any similar organization or organizations, regarding account deposits in connection with transactions by the Fund;

            (xii) upon receipt of instructions from the transfer agent for the Fund (the "Transfer Agent"), for delivery to the Transfer Agent or to the holders of units in the Fund in connection with distributions in kind upon any repurchases of such units; and

            (xiii) for any other proper business purpose, but only upon receipt of Proper Instructions and a certified copy of a resolution or consent of the Individual General Partners signed by an Individual General Partner, specifying the Domestic Securities to be delivered, setting forth the purposes for which such delivery is to be made, declaring such purposes to be proper business purposes, and naming the person or persons to whom delivery of such Securities shall be made.


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            2.3. Registration of Securities. Domestic Securities held by the
Custodian (other than bearer securities) shall be registered in the name of the Fund or in the name of any nominee of the Fund or of any nominee of the Custodian which nominee shall be assigned exclusively to the Fund, unless the Fund has authorized in writing the appointment of a nominee to be used in common with other investment companies having the same investment adviser as the Fund, or in the name or nominee name of any sub-custodian or agent appointed pursuant to Section 2.8 hereof or in the name of a Securities System, or its successor. All Domestic Securities accepted by the Custodian on behalf of the fund under the terms of this Agreement shall be in registered form, in "street name" or in other good delivery form.

            2.4 Collection of Income. The Custodian shall collect on a timely basis all income and other payments with respect to registered Domestic Securities held hereunder to which the Fund shall be entitled either by law or pursuant to custom in the securities business, and shall collect on a timely basis all income and other payments with respect to bearer Domestic Securities if, on the date of payment by the issuer, such Securities are held by the Custodian or Agent thereof and shall credit such income or payments, as collected, to the Fund's account. The Custodian shall present for payment all Domestic Securities held hereunder which may mature or be called, redeemed or retired or otherwise become payable, and shall detach and present for payment all coupons and other income items requiring presentation as and when they become due, and shall collect the amount payable on Domestic Securities held hereunder.

            2.5. Payment of Fund Monies. Upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, the Custodian shall pay out monies of the Fund only in the following cases:


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            (i) upon the purchase of Domestic Securities, or futures contracts, options on futures contracts or forward currency contracts for the account of the Fund, but only (A) upon the delivery of such Domestic Securities, or evidence of title to futures contracts, options on futures or forward currency contracts, to the Custodian or a sub-custodian or agent appointed pursuant to Section 2.8 hereof; (B) in the case of a purchase effected through a Securities System, upon receipt of advice from the Securities System that such Securities have been transferred to the Account; or (C) in the case of repurchase agreements entered into between the Fund and the Custodian, or a bank, or any other broker-dealer which is a member of NASD, (x) upon such delivery of such Domestic Securities either in certificate form or through an entry crediting the Custodian's account at the Federal Reserve Bank of New York with such Securities or (y) upon delivery of the receipt evidencing purchase by this Fund of such Securities owned by the Custodian along with written evidence of the agreement by the Custodian to repurchase such Securities from the Fund;

            (ii) in payment for repurchase of units issued by the Fund;

            (iii) in payment of any expense or liability incurred by the Fund, including, but not limited to, the following payments for the account of the Fund: interest, taxes, management, accounting, transfer agent and legal fees and other operating expenses of the Fund whether or not such expenses are to be in while or part capitalized or treated as deferred expenses;

            (iv) in payment of any distributions to partners or other holders of units in the Fund;

            (v) in payment of the amount of dividends received in respect of Domestic Securities sold short;

            (vi) in connection with the dissolution and liquidation of the Fund; or


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            (vii) for any other proper purpose, but only upon receipt of Proper
      Instructions setting forth the amount of such payment, the purpose for which such payment is to be made and naming the person or persons to whom such payment is to be made.

            2.6. Liability for Payment in Advance of Receipt of Securities Purchased. In any and every case where payment for purchase of Domestic Securities for the account of the Fund is made by the Custodian in advance of receipt of such Securities in the absence of specific written instructions from the Fund to pay in advance, the Custodian shall be absolutely liable to the Fund for such Securities to the same extent as if such Securities had been received by the Custodian, except that, in the case of repurchase agreements entered into by the Fund with a bank which is a member of the Federal Reserve System, the Custodian may transfer funds to the account of such bank prior to the receipt of written evidence that the Domestic Securities subject to such repurchase agreement have been transferred by book-entry into a segregated non-proprietary account of the Custodian maintained with the Federal Reserve Bank of New York or of the safekeeping receipt, provided that such Securities have in fact been so transferred by book-entry.

            2.7. Restrictions on the Custodian. During the term of this Agreement, the Custodian:

            (i) shall not assign, hypothecate, pledge or otherwise dispose of any Domestic Securities and/or other investments it holds on behalf of the Fund, except pursuant to the direction of the Fund and only for the account of the Fund;

            (ii) shall not, and shall not permit any other person or persons to, subject any of the Domestic Securities or other investments it holds on behalf of the Fund to any lien, encumbrance or charge of any kind in favor of the Custodian or any person


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      claiming through it, except to the extent required by laws, rules and regulations applicable to the Custodian in connection with extensions of credit to the Fund; or

            (iii) shall permit the Domestic Securities and other investments it holds on behalf of the Fund to be subject, at all times, to inspection by the Securities and Exchange Commission, through its employees or agents.

            2.8. Appointment of Agents and Sub-custodians. The Custodian may at any time and from time to time appoint (and may at any time remove) any banking institution located in the United States and qualified under the 1940 Act to act
(i) as a sub-custodian of Domestic Securities and monies owned by the Fund, upon terms and conditions specified in Proper Instructions, or (ii) as its agent to carry out such of the provisions of this Article 2 as the Custodian of its responsibilities or liabilities hereunder and the Custodian shall hold the Fund harmless from, and indemnify the Fund against, any loss that occurs as a result of the failure of any such sub-custodian or agent to exercise reasonable care with respect to the safekeeping of the Domestic Securities and monies of the Fund.

            2.9. Ownership Certificates for Tax Purposes. The Custodian shall execute any necessary declarations or certificates of ownership under the Federal income tax laws or regulations, or the laws or regulations of any other taxing authority, in connection with receipt of income or other payments with respect to Domestic Securities of the Fund held by the Custodian and in connection with transfers of such Securities.

            2.10. Proxies and Evidence of Authority. The Custodian shall, without indication of the manner in which any proxies are to be voted or authority is to be exercised, promptly execute and deliver, or cause to be promptly executed and delivered by the registered holder of Domestic Securities registered otherwise than in the name of the Fund or a nominee of the Fund, to the Fund, or to such persons as may be designated in Proper


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Instructions, all proxies, consents, authorizations and any other instruments whereby the authority of the Fund to vote or consent as owner of such Securities may be exercised.

            2.11. Communications Relating to Securities. The Custodian shall transmit promptly to the Fund all written information (including, without limitation, pendency of calls and maturities of Domestic Securities and expirations of rights in connection therewith and notices of exercise of put and call options written by the Fund and the maturity of futures or forward currency contracts purchased or sold by the Fund) received by the Custodian from issuers of the Domestic Securities being held for the Fund. With respect to tender or exchange offers, the Custodian shall transmit promptly to the Fund all written information received by the Custodian from issuers of the Domestic Securities whose tender or exchange is sought and from the party (or its agents) making the tender or exchange offer. If the Fund shall desire to take action with respect to any tender offer, exchange offer or any other similar transaction, the Fund shall notify the Custodian at least two business days prior to the date on which the Custodian is to take such action.

            2.12. Inspection by Independent Public Accountants. The Custodian shall permit an independent public accountant chosen by the Fund to verify by actual examination, at the end of each fiscal year of the Fund, at the end of the first six months of each such fiscal year, and at least one other time during each such fiscal year as such accountant may choose, the Domestic Securities, futures contracts, options on futures contracts, forward currency contracts, and other investments of the Fund held by the Custodian, including Domestic Securities deposited and maintained in the Securities System, and the accounting system, internal accounting control and procedures for safeguarding all such investments.

            3. Duties of the Custodian with Respect to Assets Held Outside of the United States.


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

            3.1. Appointment of Foreign Sub-Custodians. Subject to the 1940 Act, the Custodian is authorized to employ, in accordance with Section 3.5 hereof, as sub-custodians ("Foreign Sub-Custodians") for the Foreign Securities and other assets of the Fund maintained outside of the United States, the foreign banking institutions and foreign securities depositories as may be designated in Proper Instructions, each of which shall be an "Eligible Foreign Custodian" (as defined in the 1940 Act). Upon the receipt of Proper Instructions, the Custodian shall terminate the employment of any one or more of such Sub-Custodians maintaining custody of the Fund's assets.

            3.2. Assets to be Held. The Custodian shall limit the securities and other assets maintained in the custody of a Foreign Sub-Custodian to (i) Foreign Securities, and (ii) cash and cash equivalents in such amounts as the Custodian or the Fund may determine to be reasonably necessary to effect the Fund's transactions in Foreign Securities.

            3.3. Foreign Securities Depositories. Except as may otherwise be agreed in writing by the Custodian and the Fund, assets of the Fund shall be maintained in foreign securities depositories only through arrangements implemented by the foreign banking institutions serving as Foreign Sub-Custodians pursuant to the terms hereof.

            3.4. Segregation of Securities. The Custodian shall identify on its books as belonging to the Fund the Foreign Securities of the Fund held by each Foreign Sub-Custodian. Each agreement pursuant to which the Custodian employs a foreign banking institution shall require that such institution establish a custody account for the Custodian on behalf of the Fund and physically segregate in that account Foreign Securities and other assets of the Fund, and, in the event that such institution deposits Foreign Securities in a foreign securities depository, that such institution shall identify on its books as belonging to the Custodian, as agent for the Fund, the Foreign Securities so deposited.


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            3.5. Agreements with Foreign Banking Institutions. Each agreement with a Foreign Sub-Custodian shall provide that (a) the Fund's assets will not be subject to any right, charge, security interest, lien of claim of any kind in favor of the Foreign Sub-Custodian or its creditors, except a claim of payment for their safe custody or administration; (b) beneficial ownership of the Fund's assets will be freely transferable without the payment of money or value other than for safe custody or administration; (c) adequate records will be maintained identifying the assets belonging to the Fund; (d) officers of or auditors employed by, or other representatives of, the Custodian including, to the extent permitted under applicable law, the Fund's independent public accountants, will be given access to the books and records of the Foreign Sub-Custodian relating to its actions under its agreement with the Custodian; (e) assets of the Fund held by the Foreign Sub-Custodian will be subject only to the instructions of the Custodian or its agents; and (f) the Fund will receive periodic reports with respect to the safekeeping of the Fund's assets, including, without limitation, notification of any transfer to or from the custodial account or accounts maintained by the Foreign Sub-Custodian for the Custodian on behalf of the Fund.

            3.6. Access of Independent Accountants of the Fund. Upon request of the Fund, the Custodian will use its best efforts to arrange for the independent public accountants of the Fund to be afforded access to the books and records of any foreign banking institution employed as a Foreign Sub-Custodian to the extent that such books and records relate to the performance of any such foreign banking institution under its agreements with the Custodian.

            3.7. Reports by Custodian. The Custodian will supply to the Fund from time to time, as mutually agreed upon, statements in respect of the Foreign Securities and other assets of the Fund held by Foreign Sub-Custodians, including but not limited to an


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identification of entities having possession of such Securities and other assets and notification of any transfers of such Securities or assets to or from each custodial account maintained by a Foreign Sub-Custodian for the Custodian on behalf of the Fund indicating, as to Foreign Securities acquired for the Fund, the identity of the entity having physical possession of such Securities.

            3.8. Transactions in Foreign Custody Accounts. (a) Upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, the Custodian shall, or shall cause each Foreign Sub-Custodian to, transfer, exchange or deliver Foreign Securities owned by the Fund, but, except as otherwise provided herein, only as set forth in Section 2.2 hereof.

            (b) Upon receipt of Proper Instructions, which may be continuing instructions when deemed appropriate by the parties, the Custodian shall pay out or cause the Foreign Sub-Custodians to pay out monies of the Fund, but, except as otherwise provided herein, only as set forth in Section 2.5 hereof.

            (c) Foreign Securities maintained in the custody of a Foreign Sub-Custodian may be maintained in the name of such entity's nominee to the same extent as set forth in Section 2.3 hereof.

            3.9. Liability of Foreign Sub-Custodians. Each agreement pursuant to which the Custodian employs a Foreign Sub-Custodian shall require such institution to exercise reasonable care in the performance of its duties and (i) to indemnify and hold harmless the Custodian and the Fund from and against any loss, damage, cost, expense, liability or claim arising out of or in connection with the institution's performance of such obligations and (ii) provide adequate insurance in the event of a loss of the Fund's assets. At the election of the Fund, a Foreign Sub-Custodian shall be entitled to be subrogated to the rights of the Custodian with respect to any claim against it as a consequence of any such loss, damage,


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

cost, expense, liability or claim, to the extent that the Fund has not been made whole for any such loss, damage, cost, expense, liability or claim.

            3.10. Liability of Custodian. The Custodian shall be liable for the acts or omissions of a Foreign Sub-Custodian to the same extent set forth with respect to sub-custodians generally in Section 2.8 hereof and, regardless of whether assets are maintained in the custody of a foreign banking institution, a foreign securities depository or a branch of a U.S. bank as contemplated by
Section 3.12 hereof, the Custodian shall not be liable for any loss, damage, cost, expense, liability or claim resulting from, or caused by, the direction by the Fund to maintain custody of any Foreign Securities or cash of the Fund in a particular foreign country including, but not limited to, losses resulting from nationalization, expropriation, currency restrictions, or acts of war or terrorism.

            3.11. Monitoring Responsibilities. The Custodian shall furnish annually to the Fund, during the month of July, all information concerning any Foreign Sub-Custodians employed by the Custodian required under the 1940 Act and/or reasonably requested by the Fund. In addition, the Custodian will promptly inform the Fund in the event that the Custodian shall learn of a material adverse change in the financial or other condition of a Foreign Sub-Custodian or shall be notified by a foreign banking institution employed as a Foreign Sub-Custodian that there appears to be a substantial likelihood that its shareholders' equity will decline below $200 million (U.S. dollars or the equivalent thereof) or that its shareholders' equity has declined below $200 million (in each case computed in accordance with generally accepted U.S. accounting principals).

            3.12. Branches of U.S. Banks. Except as otherwise set forth in this Agreement, the provisions of this Article 3 shall not apply where the custody of the Fund's assets shall be maintained in a foreign branch of a "Qualified U.S. Bank" as defined in Rule


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

17g-5 (c) (3) promulgated under the 1940 Act. The appointment of any such branch as a sub-custodian shall be governed by Section 2.8 hereof.

            4. Proper Instructions. Proper instructions as used herein means a writing signed or initialed by one or more persons (which may include the Fund's investment adviser and its partners) whom the Individual General Partners shall have from time to time authorized by written formal resolution to give such instructions. Each Proper Instruction shall set forth the specific transaction or type of transaction involved, including a specific statement of the purpose for which such action is requested. Oral instructions will be considered Proper Instructions if the Custodian shall reasonably believe them to have been given by a person authorized as set forth above to give such instructions with respect to the transaction involved. The Fund shall cause all oral instructions to be confirmed in writing. Upon receipt of a certificate of an Individual General Partner as to the authorization by the Individual General Partners, accompanied by a detailed description of procedures approved by the Individual General Partners, Proper Instructions may include communications effected directly between electro-mechanical or electronic devices provided that the Individual General Partners and the Custodian shall be satisfied that such procedures afford adequate safeguards for the Fund's assets.

            5. Actions Permitted without Express Authority. The Custodian may in its discretion, without express authority from the Fund:

            (i) make payments to others for minor expenses of handling securities or other similar items relating to its duties under this Agreement; provided, however, that all such payments shall be accounted for to the Fund;

            (ii) surrender securities in temporary form for securities in definitive form;


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

            (iii) endorse for collection, in the name of the Fund, checks, drafts and other orders for the payment of money received by the Custodian for the account of the Fund; and

            (iv) in general, attend to all non-discretionary details in connection with the sale, exchange, substitution, purchase, transfer and other dealings with the securities and property of the Fund, except as otherwise directed by the Individual General Partners.

            6. Evidence of Authority. The Custodian shall be entitled to rely upon any instructions, notice, request, consent, certificate or other instrument in writing reasonably believed by it to be genuine and to have been properly executed by or on behalf of the Fund. The Custodian may receive and accept a certified copy of resolutions or consents of the Individual General Partners as conclusive evidence of (i) the authority of any person to act in accordance with such resolutions or consents or (ii) any determination or any action by the Individual General Partners pursuant to the Fund's Agreement of Limited Partnership, which determination of action shall be described in such resolutions or consents, and such resolutions or consents may be considered as in full force and effect until receipt by the Custodian of written notice to the contrary.

            7. Duties of Custodian with Respect to the Books of Account. The Custodian shall cooperate and supply necessary information to the entity or entities appointed by the Fund to keep the books of account of the Fund.

            8. Records. (a) The Custodian shall create and maintain all records relating to its activities and obligations under this Agreement in such manner as will meet the obligations under this Agreement in such manner as will meet the obligations of the Fund under the 1940 Act, including, without limitation,
Section 31 thereof and Rules 31a-1 and 31a-2 promulgated thereunder, applicable Federal and state tax laws and any other law or administrative rules or procedures which maybe applicable to the Fund. All such records shall be the property of the Fund and shall at all times during the regular business hours of the Custodian be open for inspection by duly authorized officers, employees or agents of the Fund (including the Fund's investment adviser) and employees and agents of the Securities and Exchange Commission.

            (b) The Custodian shall, at the Fund's request, supply the fund with a tabulation of securities owned by the Fund and held by the Custodian and shall, when requested to do so by the Fund, include certificate numbers in such tabulations. Copies of all notifications from the Securities System of transfers of securities for the account of the Fund shall be maintained by the Custodian and be provided to the Fund at its request. Upon request, the Custodian shall furnish the Fund confirmation of each transfer to or from the account of the Fund in the form of a written notice and shall furnish to the Fund copies of daily transaction sheets reflecting each day's transactions in the Securities System for the account of the Fund. The Custodian shall provide the Fund with any report obtained by the Custodian on the Securities System's accounting system, its internal accounting control and its procedures for safeguarding Domestic Securities deposited in the Securities System.

            9. Opinion of Fund's Independent Accountant. The Custodian shall take all reasonable action, as the Fund may from time to time request, to obtain from year to year favorable opinions from the Fund's independent accountants with respect to its activities hereunder in connection with the Fund's Form N-2 and Form N-SAR or other reports to the Securities and Exchange Commission and with respect to any other requirements of such Commission.

            10. Compensation of Custodian. The Custodian shall be entitled to compensation for its services as Custodian hereunder at an annual rate of 0.03% of the value of the Fund's net assets during each calendar year, commencing November 1, 1999, as the value of such net assets is determined in accordance with the agreement of limited partnership of the Fund, and any Fund policies as may be adopted from time to time by the Individual General Partners. The Custodian's fee shall be payable quarterly within 30 days after the end of each calendar quarter during the term of this Agreement. For purposes of determining the fee payable hereunder, the value of the Fund's net assets shall be determined by taking the average value of the Fund's net assets on the last business day of each of the three months in the preceding calendar quarter (determined on each such day prior to any repurchases or sales of the Fund's units). If this Agreement shall not be in effect, or the Fund shall not be operating, during an entire calendar quarter, the fee payable hereunder shall be pro-rated based upon the ration of (x) the number of days this Agreement was in effect and the Fund was operating during such quarter, to (y) the number of days during such quarter. The Custodian shall also be entitled to reimbursement from the Fund of the direct expenses reasonably incurred by it in connection with the performance of its services hereunder.

            11. Responsibility of Custodian. So long as and to the extent that it shall exercise reasonable care, the Custodian shall not be responsible for the title, validity or genuineness of any property or evidence of title thereto received by it or delivered by it pursuant to this Agreement and shall be entitled to rely upon any notice, request, consent, certificate or other instrument reasonably believed by it to be genuine and to be signed by the proper party or parties. The Custodian shall be held to the exercise of reasonable care in carrying out the provisions of this Agreement and shall not be liable for any loss or damage arising out of any action taken or omitted to be taken by it without negligence. The Custodian shall be entitled to rely on and may act upon advice of counsel on all matters, and shall not be liable for any action reasonably taken or omitted to be taken pursuant to such advice.

            12. Effective Period, Termination and Amendment. This Agreement shall become effective upon execution, shall continue in full force and effect until the Fund shall dissolve in accordance with the Partnership Agreement (unless earlier terminated as herein provided), may be amended at any time by mutual agreement of the parties hereto, as may be permitted by the 1940 Act, and may be terminated, as set forth herein, by either party by an instrument in writing delivered or mailed, postage prepaid, to the other party, such termination to take effect not sooner than thirty (30) days after the date of such delivery or mailing. The Fund may at any time terminate this Agreement and substitute a bank or trust company qualified under the 1940 Act as a successor custodian for the Custodian by giving notice as described above to the Custodian. In addition, the Fund may (without giving the above-described notice) terminate this Agreement immediately up the event of the appointment of a conservator or receiver for the Custodian or upon the happening of a like event at the direction of an appropriate regulatory agency or court of competent jurisdiction. Notwithstanding anything to the contrary contained herein, the Custodian may terminate this Agreement upon its selection of a successor custodian to provide the services required hereunder which is qualified under the 1940 Act and is reasonably satisfactory to the Fund.

            13. Successor Custodian. (a) If a successor custodian shall be appointed pursuant to Section 12 hereof, the Custodian shall promptly deliver to such successor custodian at the office of the Custodian, duly endorsed and in the form for transfer, all securities then held by it hereunder, along with the funds and other properties held by the Custodian on behalf of the Fund under this Agreement, and shall transfer to an account of the successor custodian all of the Fund's securities held in a Securities System.

            (b) If this Agreement shall terminate and/or no successor custodian shall be appointed as provided herein, the Custodian shall, in like manner, upon receipt of a certified copy of the resolutions or consents of the Individual General Partners, deliver at the office of the Custodian and transfer such securities, funds and other properties in accordance with such resolutions or consents. In the event that no written order designating a successor custodian or certified copy of resolutions or consents of the Individual General Partners shall have been delivered to the Custodian on or before the date when the termination of this Agreement shall become effective, then the Custodian shall have the right to deliver to a bank or trust company, which is a "Bank" as defined in the 1940 Act, doing business in New York of its own selection, having an aggregate capital, surplus, and undivided profits, as shown by its last published report, of not less than $25,000,000, all securities, funds, and other properties (and all instruments relating thereto) held by the Custodian under this Agreement, and to transfer to an account of such bank or trust company all of the Fund's securities held in any Securities System. Any bank or trust company selected to be the successor of the Custodian under this Agreement shall enter into an agreement with the Fund substantially identical in substance hereto.

            15. Arbitration. The parties shall determine and settle any dispute or controversy which shall arise out of or relate to this Agreement by arbitration in the City and State of New York pursuant to the rules and procedures of the American Arbitration Association's Securities Arbitration Rules.

            16. Limitation of Liability of the Limited Partners of the Fund. THE FUND IS A LIMITED PARTNERSHIP ORGANIZED UNDER THE DELAWARE REVISED UNIFORM LIMITED PARTNERSHIP ACT.

            17. Prior Contracts, etc. This agreement sets forth the entire agreement and understanding of the parties hereto with respect to the matters covered hereby and the relationship between the Fund and the Custodian (in its capacity as custodian for the Fund). This Agreement shall inure to the benefit of and be binding upon the Fund and the Custodian, and their respective successors, legal representatives and permitted assigns.

            18. Notices. All communications hereunder, except as herein otherwise specifically provided, shall be in writing and, if sent to the Custodian, shall be mailed, delivered, sent by facsimile or telegraphed and confirmed to Banc of America Securities, 9 West 57th Street, New York, New York 10019, Attention: Glen C. Dailey, Managing Director and if sent to the Fund, shall be mailed, delivered, sent by facsimile or telegraphed and confirmed to Special Situations Fund III, L.P. 153 East 53rd Street, 55th Floor, New York, New York 10022, Attention: Austin W. Marxe, with a copy to Hertzog, Calamari & Gleason, 100 Park Avenue, New York, New York 10017, Attention: David B. Hertzog, Esq.

            19. Transmission of Agreement. An executed copy of this Agreement as approved pursuant to Rule 17f-1(a) promulgated under the 1940 Act shall be transmitted to the Securities and Exchange Commission promptly after the date hereof.

            IN WITNESS WHEREOF, each of the parties has caused this instrument to be executed in its name and on its behalf by its duly authorized representative as of the date first above written.


ATTEST                                  Special Situations Fund III, L.P.

                                        /s/ Austin W. Marxe
----------------------                  -----------------------------------
[Typed Name & Title]                    [Typed Name & Title]
                                        Austin W. Marxe
                                        Managing Director


ATTEST                                  BANC OF AMERICA SECURITIES LLC

                                        /s/ Glen C. Dailey
----------------------                  -----------------------------------
[Typed Name and Title]                  Glen C. Dailey -- Managing Director